UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
1-06351
P.E. 11-26-02

02064989

December 26, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/26/2002

James B. Lootens
Assistant Secretary and
General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: Eli Lilly and Company
Incoming letter dated November 26, 2002

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

Dear Mr. Lootens:

This is in response to your letter dated November 26, 2002 concerning the shareholder proposal submitted to Eli Lilly by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Roberta G. Rubin
10 Woodland Drive
Glen Ridge, NJ 07028

James B. Lootens

Assistant Secretary and
Assistant General Counsel

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 U.S.A.
Phone 317 276 5835 Fax 317 277 1680

E-Mail lootens.j.b@lilly.com

Via UPS Overnight

November 26, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporate Finance

Eli Lilly and Company -- Shareholder Proposal Submitted by Roberta G. Rubin Regarding Global Currency Initiative™

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly" or "the company") is a shareholder proposal from Dr. Roberta G. Rubin, attached hereto as Exhibit A, regarding support of the Foundation for the Advancement of Monetary Education ("FAME") and its study group Global Currency Initiative™ ("GCI") (the "Proposal"). Also enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter and the attached Proposal.

The purpose of this letter is to set forth the reasons why we believe Lilly may properly omit the Proposal from Lilly's 2003 proxy statement.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of the Proposal of Lilly's intention to omit the Proposal from its proxy statement and providing her with a copy of this letter.

I. The Proposal

The Proposal requests that the following resolutions be voted on at Lilly's 2003 annual meeting of shareholders:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Eli Lilly and Company at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Eli Lilly and Company to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

II. Rule 14a-8(i)(1) - Not a Proper Subject for Shareholder Action Under State Law

Under Rule 14a-8(i)(1), a shareholder proposal may be omitted from the company's proxy materials if it is not a proper subject for shareholder action under the laws of the jurisdiction of the company's organization. The note to 14a-8(i)(1) states that proposals may not be proper under state law if they would be binding on the company, but that most proposals cast as requests or recommendations that the board of directors take certain actions are proper. At the time the corresponding note was added to the predecessor of 14a-8(i)(1), the SEC noted that "... proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (Nov. 22, 1976), 1976 WL 13702 (S.E.C.) at 7.

As an Indiana corporation, Lilly is governed by the Indiana Business Corporation Law (Ind. Code 23-1), which is the sort of statute described in Release No. 34-12999. It specifically states that a corporation has the power to act with regard to the subject matter of the Proposal:

> Unless its articles of incorporation provide otherwise, every corporation ...has the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, including without limitation power to: ...(13) Make donations for the public welfare or for charitable, scientific or educational purposes; (14) Transact any lawful business that will aid governmental policy....

Ind. Code 23-1-22-2. In addition, the code provides that:

> All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.

Ind. Code 23-1-33-1(b). The staff of the Securities and Exchange Commission (the "Staff") has previously agreed that a proposal mandating action with respect to corporate matters is not proper under the above statute. See Eli Lilly and Company (available Jan. 14, 1997); and Amoco Corporation (available Feb. 8, 1994).

As stated above, the Proposal mandates that the Company make a donation to FAME and take actions which effectively endorse FAME's agenda with regard to global monetary policy. The Proposal is not expressed as a request or a recommendation to the Board of Directors and therefore intrudes on the Board of Directors' discretionary authority. Under Indiana law, such a binding shareholder proposal is improper, absent a specific provision to the contrary in the statute or in the Company's articles of incorporation or by-laws. There is no such provision in the Company's articles of incorporation or by-laws, and there is no other Indiana statute that supersedes Ind. Code 23-1-33-1(b). Thus, it is my opinion as an attorney admitted to practice in the state of Indiana that the Proposal is not a proper subject for shareholder action under Indiana law, and thus it may be omitted under Rule 14a-8(i)(1).

III. Rule 14a-8(i)(3) – Violation of Proxy Rules

Under Rule 14a-8(i)(3), a proposal may be omitted if it is contrary to the proxy rules, including Rule 14a-9, which prohibits false and misleading statements. The note to Rule 14a-9 explains that misleading statements include those that impugn character or make charges, either directly or indirectly, concerning improper or illegal conduct without factual foundation. The Staff has also found that proposals that are vague and indefinite may be excluded from proxy materials as misleading within the meaning of Rule 14a-8(i)(3). We believe the Proposal may be excluded for both reasons.

A. The Proposal implies improper or illegal conduct without factual foundation.

The following language implies that the financial sector seeks profit at the expense of world economic stability:

> ...the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants

> volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing.
>
> Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else.

This language implies that the financial sector improperly puts its profit ahead of the well being of its customers, global economies, and humanity in general by "creating money out of nothing" and "rigging the monetary system." Such a statement implies improper, immoral and arguably illegal conduct, and impugns the character and integrity of financial institutions and professionals. The Proponent provides no factual foundation for these statements. Thus, this language is impermissibly misleading language as described in the note to Rule 14a-9.

B. The Proposal is vague and indefinite.

We believe that Lilly may properly omit this Proposal under Rule 14a-8(i)(3) because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available July 30, 1992); see also U.S. Industries, Inc. (available February 17, 1983).

- The Proposal requires at least one corporate officer to participate in the GCI. The word "implement" in item 4 of the "WHEREAS" of the Proposal implies that the GCI study group has not yet been convened. The Proponent provides no specific information as to the group's agenda, participants, size, and the duration of each session. As a result, the nature of that corporate officer's participation is uncertain. Effectively, the shareholders would be asked to instruct the company to endorse the GCI without sufficient information to determine the impact on the company of such an endorsement. The stockholders cannot reasonably make a decision on the requirements of participation without more specific information.

- The Proposal requires that Lilly broadly distribute reports of each GCI proceeding to employees, directors, shareholders and suppliers. Since the GCI has not yet been convened, and it is not clear whether a "proceeding" is the same thing as a GCI "session", the content and size of its reports in unknown. Further, the Proposal calls for the reports to be "compiled by FAME." The content of a GCI proceeding may very well be inflammatory to some of our employees, directors, shareholders and/or suppliers; especially given the language that FAME uses to describe the financial sector. The company is being asked effectively to endorse communications drafted by FAME, without knowledge of their content. Not only could such an endorsement be damaging to the reputation of the company and to its business relationships, but it is unclear exactly what actions the company would have to take to make the distribution effective.

- The Proposal requires that a "new monetary structure" be proposed by some unnamed person or organization to "the Administration, to the Congress, and to the media" once "the monetary issues are understood." This statement in itself acknowledges that the "monetary issues" are not yet understood. It is not clear, therefore, what such a proposal would contain. It is also unclear whether the "new monetary structure" is to be proposed by FAME, the GCI, or Lilly; however, Lilly anticipates some association with the proposal if the company participates in GCI. Because the proposal, as well as the composition of the GCI and its specific agenda, is unknown, it is impossible for the company or the shareholders to determine the actions required by the Proposal or its effect on the company.

C. The Proposal should be excluded without allowing the Proponent an opportunity to revise it.

We are aware that the Staff often affords a proponent an opportunity to correct false and misleading statements. However, there are exceptions, including Pacific Telesis Group (December 31, 1985) and NYNEX Corporation (December 31, 1985), where the staff agreed that proposals concerning the double taxation of dividends were excludable as vague and indefinite without offering the proponents an opportunity to revise the proposals. We believe that this Proposal is very much like the proposals in Pacific Telesis and NYNEX, and that it is clear that the Proposal is so vague, ambiguous and misleading that the company and the shareholders cannot determine what action the Proposal is contemplating (see Release No. 34-19135 (1982 WL 600869) at 13). The Proposal could not be acceptably revised without fundamentally altering it because, among other things, the communications described in item 2 of the Proposal will remain uncertain until after the GCI has been convened, and the proposal described in item 3 of the Proposal will remain uncertain until "the monetary issues are understood."

IV. Rule 14a-8(i)(7) - Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) allows a company to omit a proposal from its proxy statement if the proposal deals with "a matter relating to the company's ordinary business operations." The staff has taken the position that the determination of whether to commence contributions to a particular charity is a matter of ordinary business operations. See Delta Air Lines, Inc. (July 29, 1999); Minnesota Mining and Manufacturing Company (January 3, 1996); Wells Fargo & Company (January 26, 1993); SCEcorp (February 20, 1992). The Proponents request that the company support FAME financially and otherwise. The decision to contribute to, or otherwise support, a charitable organization is one that the company makes in the ordinary course of its business. Lilly administers most of its charitable donations through the Eli Lilly and Company Foundation, Inc. (the "Foundation"), which was established in 1968 "to engage in religious, educational and charitable activities, programs and projects" (Restated and Amended Articles of Incorporation, effective August 5, 1999). Lilly and the Foundation receive requests and proposals for charitable gifts on a daily basis. Decisions regarding whether or not, and how, to donate to charities are made by the Foundation and by the company keeping in mind the merits of the request or proposal, and the potential business and community advantages or disadvantages of the undertaking.

* * *

Lilly respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2003 Annual Meeting of Shareholders.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to this matter, please do not hesitate to call me at (317) 276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning one of the enclosed copies of this letter in the self-addressed stamped envelope.

Very truly yours,

James B. Lootens

Attachments

cc: Dr. Lawrence Parks
Dr. Roberta Rubin

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Eli Lilly and Company's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Eli Lilly and Company that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Eli Lilly and Company at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Eli Lilly and Company to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated November 26, 2002

The proposal requires that certain actions be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Eli Lilly may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Eli Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Eli Lilly relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor